As Filed with the Securities and Exchange Commission on January 6, 2005

Registration No. 333-119700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 3 TO FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRAVELZOO INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**36-4415727** (I.R.S. Employer Identification No.)

590 Madison Avenue, 21st Floor
New York, New York 10022
(212) 521-4200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ralph Bartel
Chief Executive Officer
Travelzoo Inc.
590 Madison Avenue, 21st Floor
New York, New York 10022
(212) 521-4200
Fax: (212) 521-4230

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:

Denis P. McCusker, Esq.
Bryan Cave LLP
One Metropolitan Square
211 North Broadway, Suite 3600
St. Louis, Missouri 63102-2750
(314) 259-2000
Fax: (314) 259-2020

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 6, 2005

750,000 Shares

TRAVELZOO®

Common Stock

This prospectus relates to resales of up to 750,000 shares of our common stock, par value $.01 per share, by the selling stockholders listed in this prospectus starting on page 11.

The selling stockholders or their transferees may sell their shares of common stock from time to time in accordance with the plan of distribution described in this prospectus. See "Plan of Distribution" beginning on page 14.

Our shares are listed on the Nasdaq National Market under the symbol "TZOO." On January 4, 2005, the last reported sale price of our common stock was $92.70 per share.

Investing in these securities involves risks. You should carefully consider the risk factors beginning on page 3 of this prospectus before purchasing the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January ___, 2005.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, the selling stockholders may, from time to time, sell their shares of our common stock in one or more offerings. You should read this prospectus together with additional information described under the heading "Where You Can Find More Information About Us." The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the Commission's offices mentioned under the heading "Where You Can Find More Information About Us."

We have not authorized anyone to give any information or to make any representation concerning this offering except the information and representations which are contained in this prospectus. If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any circumstances in which an offer or solicitation is unlawful. You should not interpret the delivery of this prospectus or any sale made hereunder as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that the information in this prospectus may change after this date.

SUMMARY

This summary does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including "Risk Factors" beginning on page 3 and the financial statements and other information incorporated by reference in this prospectus, before making an investment decision.

TRAVELZOO INC.

Overview

We are an Internet media company. As the Internet is becoming consumers' preferred medium to search for travel offers, we provide airlines, hotels, cruise lines, vacation packagers, and other travel companies with a fast, flexible, and cost-effective way to reach millions of users. While our products provide advertising opportunities for travel companies, they also provide Internet users with a free source of information on current offers from hundreds of travel companies. Our publications include the *Travelzoo* Web site, the *Travelzoo Top 20* e-mail newsletter, and the *Newsflash* e-mail product. We also operate *SuperSearch*, a pay-per-click travel search engine.

More than 300 companies purchase our advertising services, including American Airlines, American Express, Alamo Rent-A-Car, ATA, Avis Rent-A-Car, British Airways, Carnival Cruise Lines, Liberty Travel, Delta Air Lines, Expedia, Fairmont Hotels & Resorts, JetBlue Airways, Kimpton Hotels, Marriott Hotels, Ceasers Entertainment, Spirit Airlines, Starwood Hotels & Resorts Worldwide, Royal Caribbean, United Airlines, and US Airways.

Our revenues are advertising revenues, consisting of listing fees paid by travel companies to advertise their offers on the *Travelzoo* Web site, in the *Travelzoo Top 20* e-mail newsletter, through the *Newsflash* e-mail alert service and through the *SuperSearch* pay-per-click search engine, and banner advertising sales. Revenues are principally generated from the sale of advertising on our *Travelzoo* Web site and in our *Travelzoo Top 20* newsletter. Listing fees are based on placement, number of listings, number of impressions, or number of click-throughs. Banner advertising rates are based on CPM rates (cost per thousand impressions). Smaller advertising agreements — typically $2,000 or less per month — typically renew automatically each month if they are not terminated by the client. Larger agreements are typically related to advertising campaigns and are not automatically renewed.

Corporate Information

Our principal business office is located at 590 Madison Avenue, 21st Floor, New York, New York 10022 and our telephone number is (212) 521-4200. Our Web site is http://www.travelzoo.com. Information contained on our Web site is not a part of this prospectus. Additionally, we have offices in Chicago, Miami, and Mountain View (California). Our local presence in these regions allows us to better source and publish information on travel specials which are relevant to each regional market. In addition, these regional offices provide local proximity for our sales force to better service advertisers.

THE OFFERING

Common stock offered by the selling
   stockholders .... 750,000 shares

Common stock outstanding .... 16,233,204 shares as of January 6, 2005[1]

Use of proceeds.................................... We will not receive any proceeds from the sale of shares offered hereby. All such proceeds will be received by the selling stockholders listed in this prospectus under "Selling Stockholders" beginning on page 11.

Risk factors .... See "Risk Factors" beginning on page 3, for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq National Market Symbol......... TZOO

[1] Excludes options to acquire 2,263,349 shares, all of which are currently exercisable at a weighted average exercise price of $1.05 per share.

RISK FACTORS

You should carefully consider the risks described below and all other information contained, and incorporated by reference, in this prospectus before making an investment decision. If any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks Related to Our Financial Condition and Business Model

Our limited operating history makes our business difficult to evaluate.

We have only a limited operating history for you to consider in evaluating our business. As a young company, we face risks and uncertainties relating to our ability to successfully implement our business plan. You must consider the risks, expenses and uncertainties which can materially affect the business of a young company like ours. These risks include uncertainty whether we will be able to:

- increase awareness of the *Travelzoo* brand;
- attract and retain additional travel companies to list their special offers with us;
- attract additional Internet users to the *Travelzoo* Web site;
- increase the functionality of our products and services;
- maintain our current, and develop new, business relationships;
- respond effectively to competitive pressures; and
- continue to develop and upgrade our technology.

We cannot assure you that we will sustain profitability.

Although we have been profitable in the past, there is no assurance that we will continue to be profitable. We forecast our future expense levels based on our operating plans and our estimates of future revenues. We may find it necessary to accelerate expenditures relating to our sales and marketing efforts or otherwise increase our financial commitment to creating and maintaining brand awareness among travel companies and Internet users. If our revenues grow at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not generate sufficient revenues to sustain profitability. In this case, the value of the shares of Travelzoo could be reduced.

Fluctuations in our operating results may negatively impact our stock price.

Our quarterly operating results may fluctuate significantly in the future due to a variety of factors that could affect our revenues or our expenses in any particular quarter. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. Factors that may affect our quarterly results include:

- mismatches between resource allocation and client demand due to difficulties in predicting client demand in a new market;
- changes in general economic conditions that could affect marketing efforts generally and online marketing efforts in particular;
- the magnitude and timing of marketing initiatives;
- the maintenance and development of our strategic relationships;
- the introduction, development, timing, competitive pricing and market acceptance of our products and services and those of our competitors;
- our ability to attract and retain key personnel;
- our ability to manage our anticipated growth and expansion;
- our ability to attract traffic to our Web site;

- technical difficulties or system downtime affecting the Internet generally or the operation of our products and services specifically; and

- payments which we make to previous stockholders of Travelzoo.com Corporation who failed to submit requests for shares in Travelzoo Inc. within the required time period.

In addition, we plan to significantly increase our operating expenses related to advertising campaigns for *Travelzoo* and the expansion of our sales and production departments. If revenues fall below our expectations in any quarter and we are unable to quickly reduce our spending in response, our operating results would be lower than expected and our stock price may fall.

In addition, we are required under Generally Accepted Accounting Principles to review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We may be required to record a significant expense or charge to earnings in our financial statements in the period any impairment of intangible assets is determined.

We depend on two clients for a substantial part of our revenues.

Two of our current clients, Avenue A and Orbitz, LLC, have represented a substantial portion of our business in the nine months ended September 30, 2004 and the year ended December 31, 2003, accounting for as much as 11% and 10% of our revenue, respectively, in those periods. The loss of one or both of these clients may result in a significant decrease in our revenues and results of operations, which could have a material adverse effect on our business.

Our business model is unproven and may not be adaptable to a changing market.

Our current revenue model depends on advertising fees paid by travel companies. If current clients decide not to continue advertising their sales and specials with us and we are unable to replace them with new clients, our business may be adversely affected. To be successful, we must provide online marketing solutions that achieve broad market acceptance by travel companies. In addition, we must attract sufficient Internet users with attractive demographic characteristics to our products. It is possible that we will be required to further adapt our business model in response to changes in the online advertising market or if our current business model is not successful. If we are not able to anticipate changes in the online advertising market or if our business model is not successful, our business could be materially adversely affected, which could reduce the value of your shares.

We may not be able to obtain sufficient funds to grow our business and any additional financing may be on terms adverse to your interests.

We intend to continue to grow our business, and intend to fund our current operations and our anticipated growth from the cash flow generated from our operations and our retained earnings. However, these sources may not be sufficient to meet our needs. We may not be able to obtain additional financing on commercially reasonable terms, or at all.

If additional financing is not available when required or is not available on acceptable terms, we may be unable to fund our expansion, successfully promote our brand name, develop or enhance our products and services, take advantage of business opportunities, or respond to competitive pressures, any of which could have a material adverse effect on our business and the value of your shares.

If we choose to raise additional funds through the issuance of equity securities, you may experience significant dilution of your ownership interest, and holders of the additional equity securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions. In October 2004, we completed the private placement sale of 750,000 shares of common stock for gross proceeds of approximately $30.0 million.

Our business may be sensitive to recessions.

The demand for online advertising may be linked to the level of economic activity and employment in the U.S. and abroad. Specifically, our business is dependent on the demand for online advertising from travel companies. The last recession decreased consumer travel and caused travel companies to reduce or postpone their marketing spending generally, and their online marketing spending in particular. If the current economic recovery does not continue, our business and financial condition could be materially adversely affected, which could reduce the value of your shares.

Our operations could be significantly hindered by the occurrence of a natural disaster or other catastrophic event.

Our operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. In addition, a significant portion of our network infrastructure is located in Northern California, an area susceptible to earthquakes. We do not have multiple site capacity in the event of any such occurrence. Outages could cause significant interruptions of our service. In addition, despite our implementation of network security measures, our servers are vulnerable to computer viruses, physical and electronic break-ins, and similar disruptions from unauthorized tampering with our computer systems. We do not carry business interruption insurance to compensate us for losses that may occur as a result of any of these events.

Technological or other assaults on our service could harm our business.

We are vulnerable to coordinated attempts to overload our systems with data, resulting in denial or reduction of service to some or all of our users for a period of time. We have experienced denial of service attacks in the past, and may experience such attempts in the future. We do not carry business interruption insurance to compensate us for losses that may occur as a result of any of these events. Any such event could reduce our revenue and harm our operating results and financial condition.

Risks Related to Our Markets and Strategy

The Internet is not a proven marketing medium.

The future of our business is dependent on the continuing acceptance by travel companies of the Internet as an effective marketing tool, and on the ongoing acceptance by consumers of the Internet as a source for information on offers from travel companies. The adoption of online marketing by travel companies, particularly among those that have historically relied upon traditional advertising methods, requires the acceptance of a new way of conducting business, marketing and advertising. Many of our potential clients have little or no experience using the Internet as a marketing tool, and not all Internet users have experience using the Internet to book travel. As a result, we cannot be sure that we will be able to effectively compete with traditional advertising methods. If we are unable to compete with traditional advertising methods, our business and results of operations could be materially adversely affected.

We may not be able to develop awareness of our brand name.

We believe that continuing to build awareness of the _Travelzoo_ brand name is critical to achieving widespread acceptance of our business. Brand recognition is a key differentiating factor among providers of online advertising opportunities, and we believe it could become more important as competition in our industry increases. In order to maintain and build brand awareness, we must succeed in our marketing efforts. If we fail to successfully promote and maintain our brand, incur significant expenses in promoting our brand and fail to generate a corresponding increase in revenue as a result of our branding efforts, or encounter legal obstacles which prevent our continued use of our brand name, our business and the value of your shares could be materially adversely affected.

Our business may be sensitive to events affecting the travel industry in general.

Events like the war with Iraq in 2003 or the terrorist attacks on the United States in 2001 have a negative impact on the travel industry. We are not in a position to evaluate the net effect of these circumstances on our business. In the longer term, our business might be negatively affected by financial pressures on the travel industry. However, our business may also benefit if travel companies increase their efforts to promote special offers or other marketing programs. If the events result in a long-term negative impact on the travel industry, such impact could have a material adverse effect on our business and the value of your shares.

We will not be able to attract travel companies or Internet users if we do not continually enhance and develop the content and features of our products and services.

To remain competitive, we must continually improve the responsiveness, functionality and features of our products and services. We may not succeed in developing features, functions, products or services that travel companies and Internet users find attractive. This could reduce the number of travel companies and Internet users using our products and materially adversely affect our business and the value of your shares.

We may lose business if we fail to keep pace with rapidly changing technologies and clients' needs.

Our success is dependent on our ability to develop new and enhanced software, services and related products to meet rapidly evolving technological requirements for online advertising. Our current technology may not meet the future technical requirements of travel companies. Trends that could have a critical impact on our success include:

- rapidly changing technology in online advertising;
- evolving industry standards, including both formal and *de facto* standards relating to online advertising;
- developments and changes relating to the Internet;
- competing products and services that offer increased functionality; and
- changes in travel company and Internet user requirements.

If we are unable to timely and successfully develop and introduce new products and enhancements to existing products in response to our industry's changing technological requirements, our business and the value of your shares could be materially adversely affected.

Our business and growth will suffer if we are unable to hire and retain highly skilled personnel.

Our future success depends on our ability to attract, train, motivate and retain highly skilled employees. We may be unable to retain our skilled employees or attract, assimilate and retain other highly skilled employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we are unable to hire and retain skilled personnel, our growth may be restricted, which could adversely affect our future success and the value of your shares.

We may not be able to effectively manage our expanding operations.

We have recently experienced a period of rapid growth. In order to execute our business plan, we must continue to grow significantly. As of September 30, 2004, we had 49 employees. We expect that the number of our employees will continue to increase for the foreseeable future. This growth has placed, and our anticipated future growth will continue to place, a significant strain on our management, systems and resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures. We will also need to continue to expand and maintain close coordination among our sales, production, marketing and IT and finance departments. We may not succeed in these efforts. Our inability to expand our operations in an efficient manner could cause our expenses to grow disproportionately to revenues, our revenues to decline or grow more slowly than expected and otherwise have a material adverse effect on our business and the value of your shares.

Intense competition may adversely affect our ability to achieve or maintain market share and operate profitably.

We compete with large Internet portal sites, such as About.com, America Online, Lycos, MSN and Yahoo!, that offer listings or other advertising opportunities for travel companies. These companies have significantly greater financial, technical, marketing and other resources and larger client bases. We also compete with search engines like Google and Overture that offer pay-per-click listings. In addition, we compete with newspapers, magazines and other traditional media companies that provide online advertising opportunities. We expect to face additional competition as other established and emerging companies, including print media companies, enter the online advertising market. Competition could result in reduced margins on our services, loss of market share or less use of *Travelzoo* by travel companies and consumers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business could be materially adversely affected.

Loss of any of our key management personnel could negatively impact our business.

Our future success depends to a significant extent on the continued service and coordination of our management team, particularly Ralph Bartel, our Chairman, President, Chief Executive Officer, Chief Financial Officer and Secretary. The loss or departure of any of our officers or key employees could materially adversely affect our ability to implement our business plan. We do not maintain key person life insurance for any member of our management team. In addition, we expect new members to join our management team in the future. These individuals will not previously have worked together and will be required to become integrated into our management team. If our key management personnel are not able to work together effectively or successfully, our business could be materially adversely affected.

We may not be able to access third-party technology upon which we depend.

We use technology and software products from third parties including Microsoft. Technology from our current or other vendors may not continue to be available to us on commercially reasonable terms, or at all. Our business will suffer if we are unable to access this technology, to gain access to additional products or to integrate new technology with our existing systems. This could cause delays in our development and introduction of new services and related products or enhancements of existing products until equivalent or replacement technology can be accessed, if available, or developed internally, if feasible. If we experience these delays, our business and the value of your shares could be materially adversely affected.

Risks Related to the Market for our Shares

Our stock price has been volatile historically and may continue to be volatile.

The trading price of our common stock has been and may continue to be subject to wide fluctuations. During the first six months of 2004, the sale prices of our common stock on the Nasdaq SmallCap Market ranged from $7.10 to $31.47 per share. Since our inclusion on the Nasdaq National Market in August 2004, the sale prices of our common stock on the Nasdaq National Market ranged from $30.06 to $110.62. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results; announcements of technological innovations or new products by us or our competitors; changes in financial estimates and recommendations by securities analysts; the operating and stock price performance of other companies that investors may deem comparable to us; and news reports relating to trends in our markets or general economic conditions.

In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

We are controlled by a principal stockholder.

Ralph Bartel, who founded Travelzoo and who is our Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and Secretary, is our largest stockholder, holding approximately 83% of our outstanding shares with options to increase his percentage ownership to 85% on a fully-diluted basis. Through his share ownership, he is in a position to control Travelzoo and to elect our entire board of directors.

Risks Related to Legal Uncertainty

We may become subject to burdensome government regulations and legal uncertainties affecting the Internet which could adversely affect our business.

To date, governmental regulations have not materially restricted use of the Internet in our markets. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change.

Uncertainty and new regulations could increase our costs of doing business, prevent us from delivering our products and services over the Internet or slow the growth of the Internet. In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues which include:

- user privacy;
- anti-spam legislation;
- consumer protection;
- copyright, trademark and patent infringement;
- pricing controls;
- characteristics and quality of products and services;
- sales and other taxes; and
- other claims based on the nature and content of Internet materials.

Claims may be asserted against us relating to shares not issued in our merger with Travelzoo.com Corporation which became effective in 2002.

The merger of Travelzoo.com Corporation into us became effective on April 25, 2002. Stockholders of Travelzoo.com Corporation were allowed a period of two years following the effective date to receive shares of the Company. After April 25, 2004, two years following the effective date, we ceased issuing shares to the former stockholders of Travelzoo.com Corporation. Many of the "Netsurfer stockholders," who had applied to receive shares of Travelzoo.com Corporation in 1998 for no cash consideration, did not elect to receive their shares which were issuable in the merger prior to the end of the two-year period. A total of 4,115,532 of our shares which had been reserved for issuance in the merger were not claimed.

It is possible that claims may be asserted against us in the future by former stockholders of Travelzoo.com Corporation seeking to receive shares in us, whether based on a claim that the two-year deadline for exchanging their shares was unenforceable or otherwise. In addition, one or more jurisdictions, including the Bahamas or the State of Delaware, may assert rights to unclaimed shares under escheat statutes. If such escheat claims are asserted, we intend to challenge the applicability of escheat rights, among other reasons, in that the identity, residency and eligibility of the holders in question cannot be determined. There were certain conditions applicable to the issuance of shares to the Netsurfer stockholders, including requirements that (i) they be at least 18 years of age, (ii) they be residents of the U.S. or Canada and (iii) they not apply for shares more than once. The Netsurfer stockholders were required to confirm their compliance with these conditions, and were advised that failure to comply could result in cancellation of their shares in Travelzoo.com Corporation. Travelzoo.com Corporation was not able to verify that the applicants met the requirements referred to above at the time of their applications for issuance of shares. If claims are asserted by persons claiming to be former stockholders of Travelzoo.com Corporation, we intend to assert that their rights to receive their shares expired two years following the effective date of the merger, as provided in the merger agreement. We also expect to take the position, if escheat or similar claims are asserted in respect of the unissued shares in the future, that we are not required to issue such shares. Further, even if it were established that unissued shares were subject to escheat claims, we would assert that the claimant must establish that the original Netsurfer stockholders complied with the conditions to issuance of their shares. We are not able to predict the outcome of any future claims which might be asserted relating to the unissued shares. If such claims were asserted, and were fully successful, that could result in us being required to issue up to an additional 4,115,532 shares of common stock for no additional payment, which would result in substantial dilution of the ownership interests of the other stockholders, and in our earnings per share, which could adversely affect the market price of the common stock.

In October 2004, we announced a program under which it will make cash payments to persons who establish that they were former stockholders of Travelzoo.com Corporation, and who failed to submit requests for shares in Travelzoo Inc. within the required time period referred to above. In the three months ended September 30, 2004, we recorded a liability of $220,135 related to this program. The total future liability under this program is not reliably estimable because it will depend on the ultimate number of valid requests received and future levels of our common stock price. Our common stock price affects the amount of this liability because the amount of cash payments under the program is based in part on the recent level of the stock price at the date valid requests are received.

We may be unable to protect our registered trademark or other proprietary intellectual property rights.

Our success depends to a significant degree upon the protection of the *Travelzoo* brand name. We rely upon a combination of copyright, trade secret and trademark laws and non-disclosure and other contractual arrangements to protect our intellectual property rights. The steps we have taken to protect our proprietary rights, however, may not be adequate to deter misappropriation of proprietary information.

The U.S. Patent and Trademark Office registered the trademark for "Travelzoo" on January 23, 2001. If we are unable to protect our rights in the mark, a key element of our strategy of promoting *Travelzoo* as a brand could be disrupted and our business could be adversely affected. We may not be able to detect unauthorized use of our proprietary information or take appropriate steps to enforce our intellectual property rights. In addition, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of other countries in which we may market our services in the future are uncertain and may afford little or no effective protection of our intellectual property. The unauthorized reproduction or other misappropriation of our proprietary technology could enable third parties to benefit from our technology and brand name without paying us for them. If this were to occur, our business could be materially adversely affected.

We may face liability from intellectual property litigation that could be costly to prosecute or defend and distract management's attention with no assurance of success.

We cannot be certain that our products, content and brand names do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. While we have a trademark for "Travelzoo," many companies in the industry have similar names including the word "travel." We expect that infringement claims in our markets will increase in number as more participants enter the markets. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit, and such claims could result in a significant diversion of the efforts of our management personnel. Successful infringement claims against us may result in monetary liability or a material disruption in the conduct of our business.

We may be liable as a result of information retrieved from or transmitted over the Internet.

We may be sued for defamation, negligence, copyright or trademark infringement or other legal claims relating to information that is published or made available in our products. These types of claims have been brought, sometimes successfully, against online services in the past. The fact that we distribute information via e-mail may subject us to potential risks, such as liabilities or claims resulting from unsolicited e-mail or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service. In addition, we could incur significant costs in investigating and defending such claims, even if we ultimately are not liable. If any of these events occur, our business and the value of your shares could be materially adversely affected.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The information in this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are subject to the many risks and uncertainties that exist in our operations and business environment that may cause our actual results, performance or achievements to be different from those expected or anticipated in the forward-looking statements. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends," and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events could differ significantly from those anticipated in such forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those discussed elsewhere in this prospectus in the section entitled "Risk Factors" and the risks discussed in our other Securities and Exchange Commission ("SEC") filings. The forward-looking statements included in this prospectus reflect the beliefs of our management on the date of this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events or circumstances occur in the future.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the shares of common stock. The selling stockholders are listed under "Selling Stockholders" beginning on page 11.

We received net proceeds of approximately $28 million from the sale of the shares to the initial purchasers in a private placement in October 2004, after deducting offering expenses and fees payable by us. We agreed to register all of these shares and to pay substantially all of the expenses of offering them under this prospectus. We intend to use the net proceeds of the private placement for new product development, sales and marketing expenditures, potential acquisitions or strategic investments and general corporate purposes.

SELLING STOCKHOLDERS

On September 29, 2004, we entered into a Common Stock Purchase Agreement between us and the selling stockholders, pursuant to which we issued 750,000 shares of our common stock for a purchase price of $40.00 per share and received gross proceeds of $30,000,000 at the closing on October 5, 2004. Wedbush Morgan Securities, Inc. ("Wedbush Morgan") acted as the placement agent in connection with this sale and received a $1,800,000 commission for its services. In addition, pursuant to the purchase agreement, we agreed to file a registration statement covering the shares sold to the selling stockholders with the SEC within 30 days of the closing and use all reasonable efforts to cause the registration statement to become effective within 120 days of the closing and maintain the effectiveness of the registration statement until the shares have been sold under the registration statement or may be sold without registration under Rule 144 of the Securities Act. In the event that we fail to timely file the registration statement, if the registration statement is not declared effective within 120 days of the closing, or in certain other instances specified in the purchase agreement, we are required to pay to each selling stockholder liquidated damages equal to one percent of the amount invested by that selling stockholders, and thereafter one percent for each successive month or any portion of that month until the registration statement is effective or we have cured the other events of default. Finally, pursuant to the purchase agreement, we have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

The issuance of the shares of common stock was made pursuant to the exemption from registration provided by Section 4(2) of the Securities Act, and Regulation D promulgated thereunder. Each investor is an accredited investor under the Securities Act and the securities were sold without any general solicitation by the Company or its representatives. The following table sets forth information regarding the ownership of our common stock by the selling stockholders and the shares being offered under this prospectus.

The percentage owned prior to and after the offering reflects the outstanding common shares as of January 6, 2005. The amount and percentage owned after the offering assumes the sale of all of the common stock being registered on behalf of the selling stockholders.

Selling Stockholder	Ownership Prior to Offering		Number of Shares to be Sold	Ownership After the Offering (1)	
	Shares	%		Shares	%
Alexandra Global Master Fund Ltd. (2)	200,000	1.2%	200,000	0	–
SF Capital Partners Ltd. (3)	91,000	*	75,000	16,000	*
Gryphon Master Fund, L.P. (4)	50,000	*	50,000	0	–
Bonanza Master Fund Ltd. (5)	50,000	*	50,000	0	–
Tiger Partners, L.P. (6)	69,900	*	50,000	19,900	*
E*Capital Corporation (7)	45,417	*	45,417	0	–
Trinity Capital (8)	35,833	*	35,833	0	–
UMBTRU (9)	30,000	*	30,000	0	–
John A. Carbona Charitable Remainder Trust (10)	25,000	*	25,000	0	–
Dito Devcar Corporation (11)	25,000	*	25,000	0	–
SuttonBrook Capital Portfolio, L.P. (12)	25,000	*	25,000	0	–
GSSF Master Fund, L.P. (13)	20,000	*	20,000	0	–
Tracer Capital Partners QP, L.P. (14)	14,471	*	14,471	0	–
Richard A. Danzig Defined Benefit Pension Trust (15)	12,500	*	12,500	0	–
Provident Premier Master Fund, Ltd. (16)	12,500	*	12,500	0	–
Yokuzuna Holdings (17)	12,500	*	12,500	0	–
Tracer Capital Offshore Fund, Ltd. (18)	11,996	*	11,996	0	–
Portside Growth and Opportunity Fund (19)	10,000	*	10,000	0	–

Selling Stockholder	Ownership Prior to Offering		Number of Shares to be Sold	Ownership After the Offering (1)	
	Shares	%		Shares	%
J.P. Morgan Cudd & Co.(20)	10,000	*	10,000	0	–
Bost & Co. (21)	10,000	*	10,000	0	–
Basso Multi–Strategy Holding Fund Ltd. (22)	9,500	*	9,500	0	–
Kenneth Williamson	6,250	*	6,250	0	–
Basso Private Opportunity Holding Fund Ltd. (23)	3,000	*	3,000	0	–
F. Dale Lippert & Diane R. Lippert	2,500	*	2,500	0	–
Ramius Capital Group, LLC (24)	2,500	*	2,500	0	–
Tracer Capital Partners, L.P. (25)	1,033	*	1,033	0	–
Total	785,900	4.8%	750,000	35,900	*

* Less than 1%

(1) Assumes the sale of all the shares offered hereby. This registration statement also covers any additional shares of common stock which become issuable in connection with the shares registered for resale hereby by reason of any stock dividend, stock split, recapitalizations or other similar transaction effected without the receipt of consideration which results in an increase in the outstanding shares of our common stock.

(2) Alexandra Investment Management, LLC, a Delaware limited liability company ("Alexandra"), serves as investment adviser to Alexandra Global Master Fund Ltd., a British Virgin Islands company ("Alexandra Master Fund"). By reason of such relationship, Alexandra may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Alexandra Master Fund. Alexandra disclaims beneficial ownership of such shares of common stock. Messrs. Mikhail A. Filimonov ("Filimonov") and Dimitri Sogoloff ("Sogoloff") are managing members of Alexandra. By reason of such relationships, Filimonov and Sogoloff may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Alexandra Master Fund. Filimonov and Sogoloff disclaim beneficial ownership of such shares of common stock.

(3) Michael A. Roth and Brian J. Stark share voting and/or dispositive power over the shares held by SF Capital Partners Ltd. The selling stockholder is an affiliate of two registered broker-dealers.

(4) E.B. Lyon IV exercises voting and/or dispositive power over the shares held by Gryphon Master Fund, L.P.

(5) Bernay Box exercises voting and/or dispositive power over the shares held by Bonanza Master Fund Ltd. as the President of Bernay Box & Co., the General Partner of Bonanza Master Fund Ltd.

(6) Michael Hodge exercises voting and/or dispositive power over the shares held by Tiger Partners, L.P.

(7) E*Capital Corporation is affiliated with Wedbush Morgan Securities, Inc., a registered broker-dealer. E*Capital Corporation is a corporation organized under the laws of California and is governed by a board of directors. While no natural person exercises voting or investment power over the shares offered by this prospectus, primary voting and investment decision making with respect to the shares resides with Mr. Eric Wedbush, as President, C.E.O. and sole director on the Investment Committee of E*Capital Corporation's board of directors. E*Capital Corporation acquired the shares to be registered in the ordinary course of business and it had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities, at the time of acquisition. E*Capital Corporation paid cash for the offered shares and did not receive the shares as transaction-based compensation for investment banking services as underwriters.

(8) Murray Todd exercises voting and/or dispositive power over the shares held by Trinity Capital.

(9) Acting as custodian for Oberweis Emerging Growth Portfolio. James W. Oberweis exercises voting and/or dispositive power over the shares held by the selling stockholder. The selling stockholder is an affiliate of a registered broker-dealer.

(10) John A. Carbona exercises voting and/or dispositive power over the shares held by the John A. Carbona Charitable Remainder Trust.

(11) Richard H. Pickup exercises voting and/or dispositive power over the shares held by Dito Devcar Corporation. The selling stockholder is an affiliate of Wedbush Morgan, a registered broker-dealer.

(12) John London and Steve Weinstein share voting and/or dispositive power over the shares held by SuttonBrook Capital Portfolio L.P.

(13) E.B. Lyon IV exercises voting and/or dispositive power over the shares held by GSSF Master Fund, LP.

(14) Riley McCormack exercises voting and/or dispositive power over the shares held by Tracer Capital Partners QP, L.P.

(15) Richard A. Danzig exercises voting and/or dispositive power over the shares held by the Richard A. Danzig Defined Benefit Pension Trust, as trustee of the Richard A. Danzig Defined Benefit Pension Trust.

(16) The Investment Advisor to Provident Premier Master Fund, Ltd. Is Gemini Investment Strategies, LLC. The Managing Members of Gemini Investment Strategies, LLC are Messrs. Steven W. Winters and Mr. Richard S. Yakomin. As such, Messrs. Winters and Yakomin may be deemed beneficial owners of the shares. Messrs. Winters and Yakomin, however,

disclaim beneficial ownership of such shares.

(17) Seth Fischer exercises voting and/or dispositive power over the shares held by Yokuzuna Holdings.

(18) Riley McCormack exercises voting and/or dispositive power over the shares held by Tracer Capital Offshore Fund, Ltd.

(19) Ramius Capital Group, LLC ("Ramius Capital") is the investment adviser of Portside Growth and Opportunity Fund ("Portside") and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any such shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(20) Acting as custodian for GVIT Small Cap Growth Fund. James W. Oberweis and James D. Oberweis share voting and/or dispositive power over the shares held by GVIT Small Cap Growth Fund.

(21) Acting as nominee for Raytheon Master Pension Trust. James W. Overweis exercises voting and/or dispositive power over the shares held by the selling stockholder. The selling stockholder is an affiliate of a registered broker-dealer.

(22) Basso Asset Management, L.P. is the Investment Manager to Basso Multi-Strategy Holding Fund Ltd. Howard I. Fischer is a managing member of Basso GP, LLC, the General Partner of Basso Asset Management, L.P., and as such has investment power and voting control over these securities. Mr. Fischer disclaims beneficial ownership of these securities.

(23) Basso Capital Management, L.P. is the Investment Manager to Basso Private Opportunity Holding Fund Ltd. Howard I. Fischer is a managing member of Basso GP, LLC, the General Partner of Basso Capital Management, L.P., and as such has investment power and voting control over these securities. Mr. Fischer disclaims beneficial ownership of these securities.

(24) Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any such shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(25) Riley McCormack exercises voting and/or dispositive power over the shares held by Tracer Capital Partners, L.P.

We prepared the above table based on information supplied to us by the selling stockholders named in the table. Except for E*Capital Corporation, no selling stockholder has indicated that it or any of its affiliates, officers, directors or principal equityholders has had any material relationship with us or our affiliates during the past three years. E*Capital Corporation is an affiliate of Wedbush Morgan. Wedbush Morgan has performed certain financial advisory services for us and our affiliates, including acting as the underwriter in connection with a secondary offering of our common stock by Ralph Bartel in October 2003 and as the placement agent in connection with the private placement of the shares being offered under this prospectus, and may continue to perform certain financial advisory services for us and our affiliates in the future. Other than as disclosed in the footnotes to the table above, no selling stockholder has indicated that such selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.

With respect to selling stockholders that are affiliates of broker-dealers, such selling stockholders have informed us that they purchased the shares of our common stock offered by this prospectus in the ordinary course of business , at the time of purchase of those shares, did not have any agreements, understandings or arrangements with any persons, directly or indirectly, to distribute the shares of our common stock offered hereby.

PLAN OF DISTRIBUTION

The selling stockholders may sell the shares in one or more transactions (which may include "block" transactions) on the Nasdaq National Market in negotiated transactions, through the settlement of short sales or in a combination of such methods of sales, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares directly to purchasers, or may sell to or through agents or dealers designated from time to time, and such agents or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchaser(s) for whom they may act as agent or to whom they may sell as principals, or both. The selling stockholders and any agents or dealers that act in connection with the sale of the shares of our common stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of the shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the selling stockholders.

We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering (other than any fees and expenses of counsel for the selling stockholders). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the selling stockholders.

At the time a particular offering of the shares of common stock, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

LEGAL MATTERS

Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the common stock.

EXPERTS

The consolidated balance sheets of Travelzoo Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the Commission and paying a duplicating charge. Please call the Commission at 1-800-732-0330 for further information on the operation of its public reference rooms in other cities. The Commission also makes our filings available to the public on its Internet site (http:\\www.sec.gov). Quotations relating to our common stock appear on The Nasdaq National Market, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

The Commission allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the Commission will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below, and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering, except for information furnished to the Commission on Form 8-K:

- our Annual Report on Form 10-K for the year ended December 31, 2003;
- our Current Report on Form 8-K, filed with the Commission on January 26, 2004;
- our Quarterly Reports on Form 10-Q for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004;
- our Current Report on Form 8-K, filed with the Commission on April 12, 2004;
- our Current Report on Form 8-K, filed with the Commission on July 13, 2004;
- our Current Report on Form 8-K, filed with the Commission on September 30, 2004;
- our Current Report on Form 8-K, filed with the Commission on October 13, 2004; and
- our Current Report on Form 8-K, filed with the Commission on January 6, 2005.

To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.

We will provide you with copies of any of the documents incorporated by reference into this prospectus, other than exhibits attached to those documents, unless such exhibits are specifically incorporated by reference into the information incorporated herein, without charge. Please direct your written or oral request to Travelzoo, Inc., 590 Madison Avenue, 21st Floor, New York, New York 10022; Attention: Investor Relations, telephone: (212) 521-4200.

750,000 Shares



Common Stock

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee are estimates, payable by the Registrant in connection with the sale and distribution of the shares registered hereby[**]:

SEC Registration Fee	$ 5,195.02
Accounting Fees and Expenses	$ 10,000.00[*]
Legal Fees and Expenses	$ 20,000.00[*]
Miscellaneous Expenses	$ 1,000.00[*]
Total	$ 36,195.02[*]

---

[*]   Estimated
[**]   The selling stockholders will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.

Item 15. Indemnification of Directors and Officers

The Delaware General Corporation Law permits the indemnification by a Delaware corporation of its directors, officers, employees and other agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than derivative actions which are by or in the right of the corporation) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

As permitted by Delaware law, the Registrant's certificate of incorporation provides that no director of the Registrant will be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of duty of loyalty to the Registrant or to its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.

The Registrant's certificate of incorporation further provides that the Registrant must indemnify its directors and executive officers and may indemnify its other officers and employees and agents to the fullest extent permitted by Delaware law. The Registrant believes that indemnification under its certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

The Registrant has entered into indemnification agreements with each of its directors and officers. These agreements, among other things, require the Registrant to indemnify such directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Registrant, arising out of such person's services as a director or officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which the person provides services at the request of the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Item 16. Exhibits

See Exhibit Index.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds for believing that it meets the requirements for filing on Form S-3 and has duly caused this pre-effective amendment no. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 6, 2005

TRAVELZOO INC.

By: **/s/ RALPH BARTEL**

Ralph Bartel, Chairman of the Board, Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment no. 3 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RALPH BARTEL (Ralph Bartel)	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer and Principal Financial Officer)	January 6, 2005
Lisa Su* (Lisa Su)	Controller (Principal Accounting Officer)	January 6, 2005
David Ehrlich* (David J. Ehrlich)	Director	January 6, 2005
Suzanna Mak* (Suzanna Mak)	Director	January 6, 2005
Donovan Neale-May* (Donovan Neale-May)	Director	January 6, 2005
Kelly M. Urso* (Kelly M. Urso)	Director	January 6, 2005

*   By: **/s/ RALPH BARTEL**

Ralph Bartel
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
3.1	Certificate of Incorporation of Travelzoo Inc. (Incorporated by reference to our Pre-Effective Amendment No. 6 to our Registration Statement on Form S-4 (File No. 333-55026), filed February 14, 2002)
3.2	By-laws of Travelzoo Inc. (Incorporated by reference to our Pre-Effective Amendment No. 6 to our Registration Statement on Form S-4 (File No. 333-55026), filed February 14, 2002)
4.1	Common Stock Purchase Agreement dated September 29, 2004 by and between Travelzoo Inc. and the Investors set forth therein **
5.1	Opinion of Bryan Cave LLP regarding the validity of the Common Stock **
10.1	Employment Agreement, dated as of April 1, 2000, between Travelzoo Sales, Inc. and Ralph Bartel (Incorporated by reference to our Pre-Effective Amendment No. 6 to our Registration Statement on Form S-4 (File No. 333-55026), filed February 14, 2002)
10.2	Stock Option Agreement dated January 22, 2001, between Ralph Bartel and Travelzoo Inc. (Incorporated by reference to our Pre-Effective Amendment No. 6 to our Registration Statement on Form S-4 (File No. 333-55026), filed February 14, 2002)
10.3	Form of Director and Officer Indemnification Agreement (Incorporated by reference to our Pre-Effective Amendment No. 6 to our Registration Statement on Form S-4 (File No. 333-55026), filed February 14, 2002)
10.4	Addendum to Employment Agreement, entered into on June 17, 2003, between Travelzoo Sales, Inc. and Ralph Bartel (Incorporated by reference to our Pre-Effective Amendment No. 3 to our Registration Statement on Form S-1 (File No. 333-107304), filed October 9, 2003)
10.5	Agreements with Avenue A (Incorporated by reference to our Form 8-K (File No. 000-50171), filed January 6, 2005)
10.6	Agreements with Orbitz, LLC (Incorporated by reference to our Form 8-K (File No. 000-50171), filed January 6, 2005)
21.1	List of Subsidiaries of Travelzoo Inc. (Incorporated by reference to our Form 10-K (File No. 000-50171), filed March 29, 2004)
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm **
23.2	Consent of Bryan Cave LLP (included in Exhibit 5.1) **
24.1	Power of Attorney **

** Previously filed